SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            CHEFS INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    163082605
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                                 (CUSIP Number)

                                                     with a copy to:
Michael F. Lombardi                                  George J. Mazin
Lombardi & Lombardi, P.A.                            Lowenstein Sandler PC
1862 Oak Tree Road                                   65 Livingston Avenue
Edison, New Jersey 08818                             Roseland, New Jersey  07068
(732) 906-1500                                       (973) 597-2500

--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  May 20, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Michael F. Lombardi

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)     X         (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
Number of                        7)    Sole Voting Power:              209,332*
                                 -----------------------------------------------
       Shares Beneficially       8)    Shared Voting Power:                   0
                                 -----------------------------------------------
       Owned by
       Each Reporting            9)     Sole Dispositive Power:         209,332*
                                 -----------------------------------------------
         Person   With:          10)    Shared Dispositive Power:             0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                209,332*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                 Not Applicable
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):

                4.7%*

--------------------------------------------------------------------------------

14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------
* Includes: (i) 110,666 shares of Chefs International, Inc. common stock ("Shares") beneficially owned by Michael F. Lombardi; (ii) 49,000 Shares beneficially owned by Lombardi & Lombardi, P.A. over which Michael F. Lombardi has voting and dispositive power; (iii) 45,666 Shares beneficially owned by Lombardi & Lombardi, P.A. Defined Benefit Pension Plan Dated June 28, 1984 over which Michael F. Lombardi has voting and dispositive power; and (iv) 4,000 Shares beneficially owned by December '95 Investment Club over which Michael F. Lombardi has voting and dispositive power. The other reporting persons beneficially own in the aggregate 2,038,778 additional Shares. Michael F. Lombardi does not beneficially own nor does he have voting or dispositive power over any of those 2,038,778 Shares. Michael F. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5. See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Lombardi & Lombardi, P.A.

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)      X        (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: New Jersey

--------------------------------------------------------------------------------
       Number of                        7)    Sole Voting Power:         49,000*
                                        ----------------------------------------
       Shares Beneficially              8)    Shared Voting Power:            0
                                        ----------------------------------------
       Owned by
       Each Reporting                   9)    Sole Dispositive Power:    49,000*
                                        ----------------------------------------
         Person   With:                10)    Shared Dispositive Power:       0
                                       -----------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                49,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

               Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1.1%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): CO

--------------------------------------------------------------------------------

* Lombardi & Lombardi, P.A. ("Lombardi") beneficially owns 49,000 or 1.1% of the outstanding Shares. Michael F. Lombardi, as the president of Lombardi, has the power to vote or to dispose of these 49,000 Shares. The other reporting persons beneficially own in the aggregate 2,199,110 additional Shares. Lombardi does not beneficially own nor does it have voting or dispositive power over any of those 2,199,110 Shares. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

     Lombardi & Lombardi, P.A. Defined Benefit Pension Plan Dated June 28, 1984
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)      X        (b)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: New Jersey

--------------------------------------------------------------------------------
       Number of           7)    Sole Voting Power:                      45,666*
                                 -----------------------------------------------
       Shares Beneficially 8)    Shared Voting Power:                         0
                                 -----------------------------------------------
       Owned by
       Each Reporting      9)    Sole Dispositive Power:                 45,666*
                                 -----------------------------------------------
         Person   With:   10)    Shared Dispositive Power:                    0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                45,666*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1.0%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): EP

--------------------------------------------------------------------------------
* Lombardi & Lombardi, P.A. Defined Benefit Plan Dated June 28, 1984 (the "Plan") beneficially owns 45,666 or 1.0% of the outstanding Shares. Michael F. Lombardi, as a trustee of the Plan, has the power to vote or to dispose of these 45,666 Shares. The other reporting persons beneficially own in the aggregate 2,202,444 additional Shares. The Plan does not beneficially own nor does it have voting or dispositive power over any of those 2,202,444 Shares. The Plan and the other reporting persons are a "group" for purposes of Rule 13d-5(b).
See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  December '95 Investment Club
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)      X        (b)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: New Jersey

--------------------------------------------------------------------------------
     Number of             7)    Sole Voting Power:                       4,000*
                                 -----------------------------------------------
     Shares Beneficially   8)    Shared Voting Power:                         0
                                 -----------------------------------------------
     Owned by
     Each Reporting        9)    Sole Dispositive Power:                 4,000*
                                 ----------------------------------------------
     Person   With:       10)    Shared Dispositive Power:                    0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                4,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                    Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                .01%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IV

--------------------------------------------------------------------------------
* December '95 Investment Club ("DIC") beneficially owns 45,666 or .01% of the outstanding Shares. Michael F. Lombardi, as an officer of DIC, has the power to vote or to dispose of these 45,666 Shares. The other reporting persons beneficially own in the aggregate 2,244,110 additional Shares. DIC does not beneficially own nor does it have voting or dispositive power over any of those 2,244,110 Shares. DIC and the reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Robert M. Lombardi

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)      X        (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):PF, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------

     Number of             7)    Sole Voting Power:                   1,313,556*
                                 -----------------------------------------------
     Shares Beneficially   8)    Shared Voting Power:                         0
                                 -----------------------------------------------
     Owned by
     Each Reporting        9)    Sole Dispositive Power:             1,313,556*
                                 -----------------------------------------------
     Person   With:       10)    Shared Dispositive Power:                    0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                1,313,556*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                         Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                29.3%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------
* Robert M. Lombardi beneficially owns 1,313,556 Shares or 29.3% of the outstanding Shares. He has sole voting and dispositive power over these 1,313,556 Shares. The other reporting persons beneficially own in the aggregate 934,554 additional Shares. Mr. Lombardi does not beneficially own nor does he have voting or dispositive power over any of those 934,554 Shares. Robert M. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Joseph S. Lombardi

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)      X        (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

               Not Applicable

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
     Number of           7)    Sole Voting Power:                       648,333*
                               -------------------------------------------------
     Shares Beneficially 8)    Shared Voting Power:                           0
                               -------------------------------------------------
     Owned by
     Each Reporting      9)    Sole Dispositive Power:                 648,333*
                               ------------------------------------------------
     Person   With:     10)    Shared Dispositive Power:                      0
                               -------------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                648,333*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

               Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                14.4%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* Joseph S. Lombardi beneficially owns 648,333 Shares or 14.4% of the outstanding Shares. He has sole voting and dispositive power over these 648,333 Shares. The other reporting persons beneficially own in the aggregate 1,599,777 additional Shares. Mr. Lombardi does not beneficially own nor does he have voting or dispositive power over any of those 1,599,777 Shares. Joseph S. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Anthony M. Lombardi
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)      X        (b)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):PF


--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
      Number of             7)  Sole Voting Power:                       66,889*
                                ------------------------------------------------
      Shares Beneficially   8)  Shared Voting Power:                          0
                                ------------------------------------------------
      Owned by
      Each Reporting        9)  Sole Dispositive Power:                  66,889*
                                -----------------------------------------------
      Person   With:       10)  Shared Dispositive Power:                     0
                                -----------------------------------------------

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

               66,889*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                             Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                1.5%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* Anthony M. Lombardi beneficially owns 66,889 Shares or 1.5% of the outstanding Shares. He has sole voting and dispositive power over these 66,889 Shares. The other reporting persons beneficially own in the aggregate 2,181,221 additional Shares. Mr. Lombardi does not beneficially own nor does he have voting or dispositive power over any of those 2,181,221 Shares. Anthony M. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Joseph A. Lombardi
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)      X        (b)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                         Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
     Number of             7)    Sole Voting Power:                           0
                                 -----------------------------------------------
     Shares Beneficially   8)    Shared Voting Power:                         0
                                 -----------------------------------------------
     Owned by
     Each Reporting        9)    Sole Dispositive Power:                      0
                                 -----------------------------------------------
     Person   With:       10)    Shared Dispositive Power:                    0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                0*
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

               Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

              0%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------
* Joseph A. Lombardi does not beneficially own any Shares. The other reporting persons beneficially own in the aggregate 2,248,110 additional Shares. Mr. Lombardi does not beneficially own nor does he have voting or dispositive power over any of those 2,248,110 Shares. Mr. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

                               CUSIP NO. 163082605
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Stephen F. Lombardi
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)      X        (b)
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions):PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                               Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
     Number of             7)    Sole Voting Power:                      10,000*
                                 -----------------------------------------------
     Shares Beneficially   8)    Shared Voting Power:                         0
                                 -----------------------------------------------
     Owned by
     Each Reporting        9)    Sole Dispositive Power:                 10,000*
                                 -----------------------------------------------
     Person   With:       10)    Shared Dispositive Power:                     0
                                 -----------------------------------------------

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                10,000*

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

               Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):

                .2%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* Stephen F. Lombardi beneficially owns 10,000 Shares or .2% of the outstanding Shares. He has sole voting and dispositive power over these 10,000 Shares. The other reporting persons beneficially own in the aggregate 2,238,110 additional Shares. Mr. Lombardi does not beneficially own nor does he have voting or dispositive power over any of those 2,238,110 Shares. Stephen F. Lombardi and the other reporting persons are a "group" for purposes of Rule 13d-5(b). See Items 2 and 5 for additional details.

Item 1.   Security and Issuer

          This statement relates to Chefs International, Inc. ("Chefs") common stock, par value $.01 per share ("Shares"). Chefs has principal executive offices located at 62 Broadway, P.O. Box 1332, Point Pleasant Beach, New Jersey 08742.

Item 2.  Identity and Background

         Michael F. Lombardi
                  (a)      Michael F. Lombardi
                  (b)      1862 Oak Tree Road, Edison, New Jersey 08818
                  (c)      Attorney; Lombardi & Lombardi, P.A.
                           1862 Oak Tree Road, Edison,
                           New Jersey 08818
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      USA

         Lombardi & Lombardi, P.A. ("Lombardi")
                  (a)      Lombardi & Lombardi, P.A.
                  (b)      1862 Oak Tree Road, Edison, New Jersey 08818
                  (c)      Professional association, law firm
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      New Jersey

         Lombardi & Lombardi, P.A. Defined Benefit Pension Plan Dated June 28,
                   1984 (the "Plan")
                  (a) Lombardi & Lombardi, P.A. Defined Benefit Pension Plan Dated June 28, 1984
                  (b)      1862 Oak Tree Road, Edison, New Jersey 08818
                  (c)      Pension fund
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      New Jersey

         December '95 Investment Club ("DIC")
                  (a)      December '95 Investment Club
                  (b)      1862 Oak Tree Road, Edison, New Jersey 08818
                  (c)      Investment company
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      New Jersey

         Robert M. Lombardi
                  (a)      Robert M. Lombardi
                  (b)      10 Parsonage Road, Edison, New Jersey 08837
                  (c) Physician; Edison-Metuchen Orthopaedic Group, 10 Parsonage Road, Edison, New Jersey 08837
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      USA

         Joseph S. Lombardi
                  (a)      Joseph S. Lombardi
                  (b)      10 Parsonage Road, Edison, New Jersey 08837
                  (c) Physician; Edison-Metuchen Orthopaedic Group, 10 Parsonage Road, Edison, New Jersey 08837
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      USA

         Anthony M. Lombardi
                  (a)      Anthony M. Lombardi
                  (b)      1862 Oak Tree Road,  Edison, New Jersey 08820
                  (c)      Dentist; 1862 Oak Tree Road, Edison, New Jersey 08820
                  (d)      Criminal convictions: None
                  (e)      Civil proceedings: None
                  (f)      USA

         Joseph A. Lombardi
                  (a)      Joseph A. Lombardi
                  (b)      1862 Oak Tree Road, Edison, New Jersey 08818
                  (c)      Not Applicable
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      USA

         Stephen F. Lombardi
                  (a)      Stephen F. Lombardi
                  (b)      1862 Oak Tree Road, Edison, New Jersey 08818
                  (c)      Attorney; Lombardi & Lombardi, P.A.,
                           1862 Oak Tree Road, Edison, New Jersey 08818
                  (d)      Criminal convictions:  None
                  (e)      Civil proceedings:  None
                  (f)      USA

          Michael F. Lombardi beneficially owns 110,666 Shares over which he has sole voting and dispositive power. In addition, Michael F. Lombardi has voting and dispositive power over 49,000 Shares beneficially owned by Lombardi, 45,666 Shares beneficially owned by the Plan and 4,000 Shares beneficially owned by DIC.

          Robert M. Lombardi beneficially owns 1,313,556 Shares over which he has sole voting and dispositive power.

          Joseph S. Lombardi beneficially owns 648,333 Shares over which he has sole voting and dispositive power.

          Anthony M. Lombardi beneficially owns 66,889 Shares over which he has sole voting and dispositive power.

          Stephen F. Lombardi beneficially owns 10,000 Shares over which he has sole voting and dispositive power.

          Except as set forth above in regards to Michael F. Lombardi, none of the reporting persons beneficially own or have voting or dispositive power over any of the Shares beneficially owned by the other reporting persons.

          On a combined basis the reporting persons beneficially own 2,248,110 Shares or 50.1% of the outstanding Shares. The reporting persons are a "group" for purposes of Rule 13d-5(b). The reporting persons are making a joint filing under Rule 13d-1(f)(1).

Item 3.  Source and Amount of Funds or Other Consideration

         All funds used by Michael F. Lombardi, Anthony M. Lombardi, Stephen F. Lombardi and Joseph S. Lombardi to purchase the Shares beneficially owned by them were derived from their respective personal funds. All funds used by Lombardi to purchase the Shares beneficially owned by it were derived from corporate assets. All funds used by the Plan to purchase the Shares beneficially owned by it were derived from Plan assets. All funds used by DIC to purchase the Shares beneficially owned by it were derived from the personal funds of its partners. All funds used by Robert M. Lombardi to purchase Shares beneficially owned by him were derived from his personal funds, except that he received a $555,555 loan from the Plan and a $416,666 loan from the Lombardi & Lombardi, P.A. Profit Sharing Plan to fund a portion of his acquisition of 1,055,556 Shares on May 20, 1999 from the Trustee for the bankruptcy estate of Robert E. Brennan (see Item 4 below). The amount of funds used to purchase Shares in the transactions listed on this Amendment No. 4 to Schedule 13D is $4,409,891.

Item 4.   Purpose of Transaction

          On May 20, 1999, Michael F. Lombardi, Joseph S. Lombardi, Robert M. Lombardi, Anthony M. Lombardi, Joseph A. Lombardi and Stephen F. Lombardi purchased 1,722,445 Shares for $2.50 per share from Donald F. Conway, Chapter 11 Trustee for the bankruptcy estate of Robert E. Brennan. The purchase was made pursuant to a Stock Purchase Agreement, dated June 25, 1998, as amended, and Court Orders dated September 18, 1998 and November 4, 1998 of the U.S. Bankruptcy Court for the District of New Jersey. The 1,722,445 Shares were acquired as follows: 1,055,556 by Robert M. Lombardi; 66,889 by Anthony M. Lombardi; and 600,000 by Joseph S. Lombardi. Pursuant to the agreement, the Lombardis have offered to purchase an additional 44,112 Shares from the Trustee at $2.50 per share if stock certificates for those Shares can be located. If the Lombardis purchase those additional 44,112 Shares, the reporting persons would own 2,292,222 Shares, or 51.1% of the outstanding Shares.

          Presently, on a combined basis, the reporting persons beneficially own 2,248,110 Shares, or 50.1% of the outstanding Shares. While the reporting persons' previous acquisitions of Shares were for investment purposes, the acquisition of the 1,722,445 Shares from the Trustee gave the reporting persons control of Chefs. With control, the reporting persons intend to take an active role in the management of Chefs. The reporting persons have had discussions and reached an understanding with the current directors of Chefs regarding a change in the members of Chefs' board of directors. On May 25, 1999, Frank Koenemund resigned from Chefs' board and Robert M. Lombardi was elected by the remaining board members to fill the vacancy. It is expected that the other directors, except for Robert M. Lombardi, will resign and that the following persons will replace them: Michael F. Lombardi, Joseph S. Lombardi, Stephen F. Lombardi and Anthony M. Lombardi.

          Once the reporting persons have control of the board of directors they intend to evaluate (1) the business direction of Chefs and (2) actions which might be taken to maximize shareholder value, including various strategic transactions and alternatives. Except as set forth above, as of the date hereof, the reporting persons have no present plans or which would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Based upon the information contained in Chef's Annual Report on Form 10-KSB there are issued and outstanding 4,488,369 Shares.

          Michael F. Lombardi beneficially owns 110,666 Shares or 2.5% of the outstanding Shares. Mr. Lombardi has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 110,666 Shares. In addition, Michael F. Lombardi has power to vote or direct the vote and power to dispose or direct the disposition of 49,000 Shares beneficially owned by Lombardi, 45,666 Shares beneficially owned by the Plan and 4,000 Shares beneficially owned by DIC. On a combined basis, Michael F. Lombardi has the power to vote or direct the vote and power to dispose or direct the disposition of 209,332 or 4.7% of the outstanding Shares.

          Robert M. Lombardi beneficially owns 1,313,556 Shares or 29.3% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,313,556 Shares.

          Joseph  S.  Lombardi   beneficially  owns  648,333  or  14.4%  of  the
outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 648,333 Shares.

          Anthony M. Lombardi beneficially owns 66,889 Shares or 1.5% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 66,889 Shares.

          Stephen F. Lombardi beneficially owns 10,000 Shares or .2% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 10,000 Shares.

          On a combined basis the reporting persons beneficially own 2,248,110 Shares or 50.1% of the outstanding Shares.

          The following table details the transactions by the reporting persons in the Shares in the last 60 days:

      Date            Quantity          Price             Type of Transaction

May 13, 1999            2,000          $1.0625            Open market purchase
May 13, 1999           12,000           1.3125            Open market purchase
May 14, 1999           20,000           1.3125            Open market purchase
May 17, 1999           11,500           1.3125            Open market purchase
May 20, 1999        1,722,445(1)        2.50              Private purchase from
                                                            bankruptcy trustee
May 20, 1999            5,000           1.4375            Open market purchase
May 20, 1999            4,000           1.375             Open market purchase
May 21, 1999            3,500           1.5625            Open market purchase
May 24, 1999            6,500           1.5625            Open market purchase
May 24, 1999           10,000           1.625             Open market purchase


-----------
(1) The 1,722,445 Shares were purchased as follows: 1,055,556 by Robert M. Lombardi; 66,889 by Anthony M. Lombardi; and 600,000 by Joseph S. Lombardi. See Items 2 and 5 for additional details.

          Except for the transactions listed above, neither the reporting persons, nor any person or entity controlled by the reporting persons, has traded Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On May 20, 1999, Michael F. Lombardi, Joseph S. Lombardi, Robert M. Lombardi, Anthony M. Lombardi, Joseph A. Lombardi and Stephen F. Lombardi purchased 1,722,445 Shares for $2.50 per share from Donald F. Conway, Chapter 11 Trustee for the bankruptcy estate of Robert E. Brennan. The purchase was made pursuant to a Stock Purchase Agreement, dated June 25, 1998, as amended, and Court Orders dated September 18, 1998 and November 4, 1998 of the U.S. Bankruptcy Court District of New Jersey. The 1,722,445 Shares were acquired as follows: 1,055,556 by Robert M. Lombardi; 66,889 by Anthony M. Lombardi; and 600,000 by Joseph S. Lombardi. Pursuant to the agreement, the Lombardi Group has offered to purchase an additional 44,112 Shares from the Trustee at $2.50 per share if stock certificates for those Shares can be located.

          Robert M. Lombardi received a $555,555 loan from the Plan and a $416,666 loan from the Lombardi & Lombardi, P.A. Profit Sharing Plan to fund a portion of his acquisition of the 1,055,556 Shares from the Trustee.

Item 7.  Material to be filed as Exhibits

         A. Stock Purchase Agreement dated June 25, 1998.
         B. Amendment to Lombardi Stock Purchase  Agreement  dated May 20, 1999.
         C. Joint filing agreement between reporting persons.

                                    Exhibit A


                            STOCK PURCHASE AGREEMENT


          THIS AGREEMENT made this 25th day of June, 1998, between DONALD F. CONWAY, Chapter 11 Trustee, for the Bankruptcy Estate of Robert E. Brennan, debtor maintaining an office at Druker, Rahl and Fein, 200 Canal Pointe Boulevard, Princeton, New Jersey 08540 (hereinafter referred to as "Seller"), and MICHAEL F. LOMBARDI, JOSEPH S. LOMBARDI, ROBERT M. LOMBARDI, ANTHONY M. LOMBARDI, JOSEPH A. LOMBARDI and STEPHEN F. LOMBARDI (hereinafter collectively referred to as "Purchaser" or "The Lombardi Group), maintaining an office at c/o LOMBARDI & LOMBARDI, ESQS., 1862 Oak Tree Road, P.O. Box 2065, Edison, New Jersey 08818 (hereinafter collectively referred to as "Purchaser").

                                   WITNESSETH:

          In consideration of the mutual covenants herein contained, the parties hereto agree as follows:

          1. SALE OF CORPORATE STOCK. Seller represents that he is the duly appointed Chapter 11 Trustee of the Bankruptcy Estate of Robert E. Brennan,
Debtor, (Case No. 95-35502 [KCF]), presently pending in the United States Bankruptcy Court for the District of New Jersey and in such capacity holds the Bankruptcy Estate's interest in ONE MILLION SEVEN HUNDRED SIXTY SIX THOUSAND FIVE HUNDRED FIFTY SEVEN (1,766,557) shares (hereinafter the "Shares") of the common stock of Chef's International, Inc. (hereinafter the "Corporation") pursuant to 11 USC ss.541, and Seller agrees to sell the Shares to Purchaser, and Purchaser agrees to purchase the Shares for the consideration set forth below, and upon the terms provided herein, and the terms of the Bankruptcy Court Order referred to in Paragraph 8 herein.

          2. PURCHASE PRICE. The total purchase price for the Shares shall be ONE MILLION SEVEN HUNDRED SIXTY SIX THOUSAND FIVE HUNDRED FIFTY SEVEN DOLLARS ($1,766,557.00), which represents one dollar ($1.00) per share. The purchase price shall be paid as follows:

           (a)      Deposit payable
                    upon the execution of this Agreement .......  $   100,000.00

           (b)      Payment  of balance on closing of title by New Jersey
                    bank cashier's check, certified check, wire transfer,
                    or attorney trust account
                    check .......................................  $1,666,557.00

          3. DEPOSIT. The $100,000.00 deposit referred to in Paragraph 2 of this Agreement shall be held in trust by Shanley & Fisher, P.C., legal counsel for Seller, and shall be applied against the purchase price at closing, or in the event any contingency in this Agreement is not met, said deposit shall be promptly returned to Purchaser. The deposit shall be forfeited as liquidated damages in the event Buyer, as the successful bidder, fails to close by reason of its breach of the successful bid.

          4. REPRESENTATIONS AND COVENANTS BY PARTIES.

             A. Seller represents and covenants as follows:

               1. That in his capacity as the Chapter 11 Trustee of the Debtor's Estate, he has full and valid title to the Shares to be delivered by him, subject to approval from the United States Bankruptcy Court as set forth in Paragraph 8 of this Agreement, and subject to his obtaining a valid replacement stock certificate for 44,111 shares (the "Replacement Certificate") since the original certificate for said 44,111 shares is not in his possession, has the right to sell the Shares to Purchaser;

               2. That, to the best of his knowledge, information and belief, the Shares are fully paid for and are not subject to any liens, encumbrances, security interests, charges, claims and interests, and are free of any stamp or similar tax requirements, with any valid liens and/or encumbrances to attach to the proceeds of sale pursuant to applicable sections of the United States Bankruptcy Code;

               3. That Seller will not permit any liens, encumbrances, claims or interests to attach to the Shares from the date of this Agreement to the date of closing of title, and shall, at closing, convey the Shares to Purchaser free and clear of all liens, encumbrances, security interests, charges, claims and interests with any liens and/or encumbrances to attach to the proceeds of sale.

         B. Purchaser represents and covenants as follows:

               1. Each individual purchaser represents that at the time of the execution of this Agreement, and continuing until the time of closing for the Shares, there exists no event which would cause the Director of the New Jersey Division of Alcoholic Beverage Control, nor the Director of the corresponding Florida authority, from suspending or revoking any liquor or other alcoholic beverage license issued to the Corporation, pursuant to the provisions of Title 33 of the New Jersey Statutes, entitled "Intoxicating Liquors," or the regulations promulgated thereunder and codified at N.J.A.C. 13:3-1.1 et seq, or pursuant to the provisions of applicable Florida law. Such event includes but is not limited to any violation of any ordinance, resolution or regulation of any such issuing or governing authority, or the conviction of any of the purchasers of a crime of moral turpitude or of a crime involving lewd entertainment, gambling, prostitution or the possession and/or sale of illegal narcotics.

          5. DOCUMENTS TO BE DELIVERED BY SELLER. At the time of closing, Seller shall deliver:

               (a) All of the stock certificates in Seller's name, or in the name of Robert E. Brennan, properly endorsed for transfer and delivery to Purchaser, except for a certificate for 44,111 shares if the Corporation's stock transfer agent has not issued a Replacement Certificate by the time of closing;

               (b) A filed stamped copy of the Bankruptcy Court Order referred to in Paragraph 8 herein; and

               (c) All other documents necessary to complete this transaction, including, but not limited to all documents required by the United States Bankruptcy Court.

          6. DOCUMENTS TO BE DELIVERED BY PURCHASER. At the time of closing, Purchaser shall deliver:

               (a) Checks in certified funds, or wire transfer for the balance of the purchase price;

               (b) All other documents necessary to complete this transaction including, but not limited to all other documents required by the United States Bankruptcy Court.

          7. FUNDS TO BE HELD IN ESCROW. If the Replacement Certificate is not delivered at the time of closing, Shanley & Fisher, P.C., as attorneys for the Seller, shall hold, in escrow, the sum of $44,111.00 of the purchase price, until the Replacement Certificate is delivered. Seller shall have sixty (60) days from the time of closing to furnish the Replacement Certificate, unless said sixty (60) day period is extended by Purchaser, in its sole discretion. If the Replacement Certificate is not delivered within said time period, then Shanley & Fisher shall return the escrowed funds of $44,111.00 to Purchaser.

          8. CLOSING DATE. Closing shall take place at the offices of SHANLEY & FISHER, P.C., within three (3) business days after the Bankruptcy Court Order referred to in Paragraph 8 herein becomes a Final Order. Notwithstanding the foregoing, Purchaser, in its sole discretion, may elect to close prior to the Bankruptcy Court Order referred to in Paragraph 8 herein becoming a Final Order upon two (2) business days advance written notice to Seller.

          9. BANKRUPTCY COURT APPROVAL.

          (a) This Agreement is contingent upon Seller obtaining approval from the United States Bankruptcy Court, District of New Jersey as part of the existing case titled "In re Robert E. Brennan, Debtor" currently pending as a Chapter 11 proceeding in the United States Bankruptcy Court, District of New Jersey, Case No. 95-35502 (KCF). Seller shall, within ten (10) days of the execution and delivery of this Agreement to all parties, file an application with the United States Bankruptcy Court pursuant to Section 363 of the United States Bankruptcy Code to establish bidding procedures and set a hearing to approve the sale of the Shares and the terms of this Agreement, subject to any higher or better offers, and further requesting the Bankruptcy Court to affirm the applicability of Section 1146(c) of the Bankruptcy Code to the proposed sale of the Shares. The offer of the Purchaser will remain open until such time as the application to the Bankruptcy Court is approved.

          (b) The Seller's application to the Bankruptcy Court to approve the sale of the Shares shall request that the Bankruptcy Court approve the following bidding procedures: In order to be considered, a bid must meet each of the following requirements: (i) it must be on terms not materially at variance from the terms of this Agreement; (ii) it shall be for a cash consideration in an amount that is at least $0.0625 per share more than the purchase price set forth in this Agreement, or a total of ONE HUNDRED TEN THOUSAND FOUR HUNDRED NINE DOLLARS EIGHTY-ONE CENTS ($110,409.81), i.e. the bid must be for a minimum cash price of ONE MILLION EIGHT HUNDRED SEVENTY SIX THOUSAND NINE HUNDRED SIXTY SIX DOLLARS EIGHTY-ONE CENTS ($1,876,966.81); (iii) it must be submitted in writing and received by both Seller's and Purchaser's counsel not later than five (5) business days prior to the Sale Approval Hearing Date fixed by the United States Bankruptcy Court; (iv) it must be accompanied by (a) proof of financial capability of the offeror; (b) a good faith deposit of $100,000 to the Trustee's counsel, Shanley & Fisher, P.C., through a certified check or wired funds drawn to the order of Donald F. Conway, Trustee. The deposit shall be forfeited as liquidated damages in the event the successful bidder fails to close by reason of its breach of the successful bid; and (c) a written representation that at the time of the submission of the bid, and continuing to the date of closing of title for the Shares, there exists no event which would cause the Director of the New Jersey Division of Alcoholic Beverage Control, nor the Director of the corresponding Florida authority, from suspending or revoking any liquor or other alcoholic beverage license issued to the corporation, pursuant to the provisions of Title 33 of the New Jersey Statutes, entitled "Intoxicating Liquors", or the regulations promulgated thereunder and codified at N.J.A.C. 13:2-1.1 et seq., or pursuant to the provisions of applicable Florida law. Such event includes but is not limited to any violation of any ordinance, resolution or regulation of any such issuing or governing authority, or the conviction of the offeror of a crime of moral turpitude or of a crime involving lewd entertainment, gambling, prostitution or the possession and/or sale of illegal narcotics, and, if reasonably required by Seller, written proof to support the aforesaid representations;(v) it must explicitly provide that if the bid is accepted, the closing with respect thereto shall occur within three (3) business days after the Bankruptcy Court Order becomes a Final Order.

          (c) The Bankruptcy Court Order required to be delivered at the time of closing by Seller shall mean an Order of the United States Bankruptcy Court, District of New Jersey executed by the United States Bankruptcy Judge presiding over the Chapter 11 Bankruptcy Case of Robert E. Brennan, Case No. 95-35502
(KCF) approving this Agreement and the consummation of the sale of the Shares contemplated herein and providing, among other matters, that (a) the Shares shall be transferred to the Purchaser free and clear of any and all liens, encumbrances, security interests, charges, claims and interests and free of any stamp or similar tax requirements; (b) any and all liens and/or encumbrances against the Shares shall attach to the proceeds of the sale and (c) the Purchaser is a good faith purchaser entitled to protection pursuant to Section 363(m) of the Bankruptcy Code.

          (d) The Bankruptcy Court Order shall be considered a "Final Order" when the Bankruptcy Court Order has not been stayed, vacated or otherwise rendered ineffective and either (i) the time period for taking an appeal therefrom shall have past without an appeal therefrom having been taken or (ii) if any such appeal shall have been taken or stay granted, such appeal shall have been dismissed or resolved or such stay shall have been vacated or terminated and all applicable periods for further appeal of such order shall have past.

          10. CONTINGENCIES TO CLOSING. In addition to the Bankruptcy Court approval contingency set forth in Paragraph 8 of this Agreement, the closing of title and the obligation of the Purchaser to purchase the shares is contingent upon the following:

          (a) That Chef's International, Inc. is, on the date of closing of title, a duly organized and existing corporation under and in accordance with the laws of the State of Delaware, and is duly authorized to transact business in the States of New Jersey and Florida;

          (b) That Chef's International, Inc. is, on the date of closing of title, a corporation in good standing in the States of Delaware, New Jersey and Florida, and there are no proceedings or actions pending at that time in any state to limit or impair any of the corporation's powers, rights and privileges;

          (c) That the Shares represent approximately thirty-nine (39%) percent of the total issued and outstanding stock of the corporation on the date of closing of title.

          11. NOTICES. All notices, demands, and requests required or permitted to be given hereunder shall be in writing and shall be served personally or sent by telecopier and overnight mail, as follows:

                           TO SELLER:  DONALD F. CONWAY, TRUSTEE
                           c/o Druker, Rahl and Fein
                           200 Canal Pointe Boulevard
                           Princeton, New Jersey 08540
                           FAX: (609) 243-9799

                           WITH COPY TO: ROBERT K. MALONE, ESQ.
                           SHANLEY & FISHER, P.C.
                           131 Madison Avenue
                           Morristown, New Jersey 07962-1979
                           FAX: (973) 539-6960

                           TO PURCHASER: MICHAEL F. LOMBARDI, ESQ.
                           LOMBARDI & LOMBARDI, ESQS.
                           1862 Oak Tree Road - P.O. Box 2065
                           Edison, New Jersey 08818
                           FAX: (732) 906-7625

                           WITH  COPY TO: JAMES F. CLARKIN III, ESQ.
                           BORRUS, GOLDIN, FOLEY, VIGNUOLO,
                           HYMAN, STAHL & CLARKIN, P.C.
                           2875 U.S. Highway 1 -  P.O. Box 7463
                           North Brunswick, New Jersey 08902
                           FAX: (732) 422-1016

Notice shall be effective upon the mailing or personal service of same upon the party or parties to whom such notice is addressed.

          12. PRIOR AGREEMENTS. The terms and provisions herein contained constitute the entire agreement between the parties and this Agreement shall supersede any and all previous agreements and negotiations.

          13. BINDING EFFECT. This Agreement shall be binding not only upon the parties hereto, but also upon their heirs, executors, administrators, representatives, successors and assigns, and the parties hereto agree for themselves and their heirs, executors, administrators, representatives, successors and assigns to execute any documents in writing or take such other actions which may reasonably be necessary to implement the intent and purpose of this Agreement.

          14. WAIVER, MODIFICATION AND CANCELLATION. Any waiver, alteration or modification of any of the provisions of this Agreement or cancellation or replacement of this Agreement shall not be valid unless in writing and signed by the parties hereto.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the State of New Jersey and shall be construed in accordance therewith, without regard to the conflicts of law or choice of laws provisions thereof.

          16. HEADINGS. The paragraph headings in this Agreement are for identification purposes and the convenience of the parties only and do not constitute a part of this Agreement and shall not be so construed.

          17. WAIVER OF DEFECTS. Notwithstanding anything herein contained, Purchaser shall have the ability to waive any defect, contingency or untrue representation provided herein and proceed with the purchase of the Shares without abatement in the purchase price.

          18. ASSIGNMENT. This Agreement shall not be assigned except with the written consent of all parties. Neither party shall have the right to delegate its obligations under this Agreement.

         19. SURVIVAL OF AGREEMENT AFTER CLOSING. The warranties, covenants and promises herein contained shall not merge in but shall survive the closing.

         20. SEVERABILITY. In the event that any provision of this Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and this Agreement shall otherwise remain in full force and effect.

          21. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be an original, but all of which together will comprise one and the same instrument.

          22. BROKERS. The Seller and the Purchaser represent and warrant that they have not employed any broker, finder or investment banker who might be entitled to any brokerage, finder's fee, underwriting discount or other fee or commission from the Purchaser or the Seller in connection with the sale of the Shares.

          23. FEES. Each party shall be responsible for all legal and other fees incurred by it in connection with the negotiation of this Agreement and the consummation of the transaction contemplated hereby.

          24. CONSENT TO JURISDICTION. Each party hereto, to the extent that it may lawfully do so, hereby consents to the exclusive jurisdiction of the United States Bankruptcy Court for the District of New Jersey, as well as to the jurisdiction of all courts to which an appeal may be taken from the Bankruptcy Court, for the purpose of any suit, action or other proceeding arising out of any of its obligations hereunder or with the transaction contemplated hereby, and expressly waives any and all objections it may have as to venue, including without limitation, the inconvenience of such forum, in any of such courts.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

                                                 /s/Donald F. Conway
                                                 DONALD F. CONWAY, TRUSTEE
                                                 For the Bankruptcy Estate of
                                                 Robert E. Brennan, Debtor

                                                 /s/Michael F. Lombardi
                                                 Michael F. Lombardi

                                                 /s/Robert M. Lombardi
                                                 Robert M. Lombardi

                                                 /s/Joseph S. Lombardi
                                                 Joseph S. Lombardi

                                                 /s/Anthony M. Lombardi
                                                 Anthony M. Lombardi

                                                 /s/Joseph A. Lombardi
                                                 Joseph A. Lombardi

                                                 /s/Stephen F. Lombardi
                                                 Stephen F. Lombardi

                                    Exhibit B


                 AMENDMENT TO LOMBARDI STOCK PURCHASE AGREEMENT


          THIS AMENDMENT TO LOMBARDI STOCK PURCHASE AGREEMENT (the "Amendment") is made as of this 20th day of May, 1999 by and between DONALD F. CONWAY, Chapter 11 Trustee for the bankruptcy estate of Robert E. Brennan, debtor, maintaining an office at Druker, Rahl & Fein, 200 Canal Pointe Boulevard, Princeton, New Jersey 08540 (hereinafter referred to as "Seller" or "Trustee"), and MICHAEL F. LOMBARDI, JOSEPH S. LOMBARDI, ROBERT M. LOMBARDI, ANTHONY M. LOMBARDI, JOSEPH A. LOMBARDI, and STEPHEN F. LOMBARDI (hereinafter collectively referred to as "Purchaser" or "The Lombardi Group"), maintaining an office at c/o Lombardi & Lombardi, Esqs., 1862 Oak Tree Road, Edison, New Jersey 08818.


                                   WITNESSETH:


          WHEREAS, the Purchaser and the Seller entered into that certain Stock Purchase Agreement, dated as of June 25, 1998, (the "Lombardi Stock Purchase Agreement") pursuant to which the Purchaser agreed to purchase 1,766,557 shares (the "Shares") of Chef's International, Inc. ("Chefs") of the bankruptcy estate of Robert E. Brennan, debtor (Case No. 95-35502[KCF]), subject to approval from the United States Bankruptcy Court for the District of New Jersey; and

          WHEREAS, on September 18, 1998, the United States Bankruptcy Court entered an order approving the sale of the Shares to JES Management pursuant to 11 U.S.C. ss. 363 of the United States Bankruptcy Code and qualifying The Lombardi Group as good faith purchasers being the next highest and best offerors; and

          WHEREAS, on November 4, 1998, the United States Bankruptcy Court found that JES Management breached the Stock Purchase Agreement and entered an order authorizing the Trustee to close the sale of the Shares to The Lombardi Group for $2.50 per share;

          WHEREAS, the Trustee and The Lombardi Group desire to amend certain terms of the Lombardi Stock Purchase Agreement in accordance with this Amendment which do not either materially or adversely alter the Order of the Bankruptcy Court dated September 18, 1998; and

          WHEREAS, capitalized terms not otherwise defined herein shall have the meanings assigned to them as set forth in the Lombardi Stock Purchase Agreement.

          NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the Seller and the Purchaser agree as follows:

          1. Paragraph 2 is hereby amended and restated in its entirety as follows:

                           "2. PURCHASE PRICE.  The total purchase price for the
                  Shares shall be FOUR MILLION FOUR HUNDRED SIXTEEN THOUSAND THREE HUNDRED NINETY TWO DOLLARS AND FIFTY CENTS ($4,416,392.50), which represents two dollars and fifty cents ($2.50) per share. The purchase price shall be paid as follows:

                  (a)      Deposit payable upon execution
                           of this Agreement                         $100,000.00

                  (b) Payment of balance on closing of title by New Jersey bank cashier's check, certified check, wire transfer,
                           or Attorney trust account check         $4,316,392.50

          2. Paragraph 3 is hereby amended and restated in its entirety as follows:

                           "3. DEPOSIT.  The $100,000.00  deposit referred to in
                  Paragraph 2 of this Agreement has been received by Shanley & Fisher, P.C., legal counsel for Seller, and shall be applied against the purchase price at closing, or in the event any contingency in this Agreement is not met, said deposit shall be promptly returned to the Purchaser. The deposit shall be forfeited as liquidated damages in the event Purchaser, as the successful bidder, fails to close by reason of its breach of the successful bid."

          3. Paragraph 4.B. is hereby amended and restated in its entirety as follows:

                  "B.      Purchaser represents and covenants as follows:

                    1. Each individual Purchaser represents that at the time of the execution of this Agreement, and continuing until the time of closing for the Shares, there exists no event which would cause the Director of the New Jersey Division of Alcoholic Beverage Control, nor the Director of the corresponding Florida authority, from suspending or revoking any liquor or other alcoholic beverage license issued to the Corporation, pursuant to the provisions of Title 33 of the New Jersey Statutes, entitled "Intoxicating Liquors," or the regulations promulgated thereunder and codified at N.J.A.C. 13:3-1.1 et seq., or pursuant to the provisions of applicable Florida law. Such event includes but is not limited to any violation of any ordinance, resolution of any such issuing authority, or the conviction of any of the Purchasers of a crime of moral turpitude or of a crime involving lewd entertainment, gambling, prostitution or the possession and/or sale of illegal narcotics.

                    2. Each individual Purchaser is acquiring the Shares solely for its own account for investment and not with a view to resale or distribution thereof, in whole or part;

                    3. Each individual Purchaser understands that the Shares have not been registered under the Securities Act of 1933 (the "Securities Act") and that the offering and sale of the Shares to Purchaser is intended to be exempt from registration under the Securities Act, based, in part, upon the representations and warranties made by Purchaser herein;

                    4. Each individual Purchaser understands that the Shares may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available;

                    5. Each individual Purchaser has knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of the purchase of the Shares and making an informed investment decision with respect thereto;

                    6. Each individual Purchaser understands that the Shares will bear the following legend:

                                    THE SHARES  REPRESENTED BY THIS  CERTIFICATE
                                    HAVE   NOT   BEEN   REGISTERED   UNDER   THE
                                    SECURITIES  ACT OF  1933  (THE  "ACT").  THE
                                    SHARES HAVE BEEN ACQUIRED BY THE  REGISTERED
                                    HOLDER(S),  FOR  INVESTMENT  AND  MAY NOT BE
                                    SOLD,  TRANSFERRED,  PLEDGED OR HYPOTHECATED
                                    IN THE ABSENCE OF AN EFFECTIVE  REGISTRATION
                                    STATEMENT  FOR THE SHARES  UNDER THE ACT AND
                                    QUALIFICATION  UNDER STATE LAW, IF REQUIRED,
                                    OR AN OPINION OF COUNSEL TO THE COMPANY THAT
                                    SUCH  REGISTRATION AND  QUALIFICATION IS NOT
                                    REQUIRED

                           and further understands and agrees that transfer of the Shares must comply with the restrictions set forth in the legend;

                  7. Each individual Purchaser has obtained in its judgment sufficient information from independent efforts, relating to both Chefs and its business, to enable it to evaluate the economic merits and risks of the purchase of the Shares."

          4. Paragraph 5 is hereby amended and restated in its entirety as follows:

                           "5. DOCUMENTS  TO  BE  DELIVERED  BY  SELLER.   At
                  the  time  of  closing, Seller shall deliver:

                  (a) All of the stock certificates in the name of Robert E. Brennan, (the "Brennan Certificates") properly endorsed for transfer and delivery to the Corporation's stock transfer agent, except for a certificate for 44,111 shares of the Corporation's stock if transfer agent has not issued a Replacement Certificate by the time of closing;

                  (b) A letter of instruction directing the Corporation's stock transfer agent to cancel the Brennan Certificates and further directing the Corporation's stock transfer agent to issue new stock certificates to the individual Purchasers as provided in Exhibit "A" attached hereto (the "Lombardi Certificates").

                  (c) Filed stamped copies of the Bankruptcy Court Orders dated September 18, 1998 and November 4, 1998 authorizing the sale of the Shares to the Lombardi Group; and

                  (d)  All  other   documents   necessary   to   complete   this
                  transaction, including but not limited to all documents required by the United States Bankruptcy Court."

          5. Paragraph 7 is hereby amended and restated in its entirety as follows:

                           "7. FUNDS TO BE HELD IN ESCROW:

                  (a) The Purchase Price shall be held in a non-interest bearing escrow account by Shanley & Fisher, P.C. ("S&F"), attorneys for the Seller, until the attorney for the Lombardi Group telefaxes written notice to S&F that the Lombardi Certificates have been received. Said notice shall be sent to S&F within three (3) hours of receipt of the Lombardi Certificates by the attorney for the Lombardi Group. Upon S&F's receipt of said notice, the Purchase Price shall be released to Seller.

                  (b) If the Replacement Certificate is not delivered at the time of closing, S&F, as attorneys for the Seller, shall hold, in a non-interest bearing escrow account, the sum of
                  $110,277.50 of the Purchase Price, until the Replacement Certificate is delivered in accordance with Paragraph 5(b). Seller shall have sixty (60) days from the time of closing to furnish the Replacement Certificate, unless said sixty (60) day period is extended by Purchaser, in its sole discretion. If the Replacement Certificate is not delivered within said time period, as may be extended, then Shanley & Fisher, P.C. shall return the escrowed funds of $110,277.50 to Purchaser."

          6. Paragraph 8 is hereby amended and restated in its entirety as follows:

                           "8.  CLOSING DATE.

                  (a) An Escrow Closing shall take place at the offices of S&F, on May 20, 1999 or within a reasonable time thereafter.

                  (b) In the event that the Lombardi Certificates are not received by the attorney for the Lombardi Group by the close of business June 1, 1999, S&F shall transfer the funds being held in escrow to an interest bearing escrow account and Seller shall file an appropriate application with the United States Bankruptcy Court to compel the transfer of the Shares to the Lombardi Group as provided in Paragraph 5(b) herein."

          7. Except as specifically modified herein, all other terms and conditions of the Lombardi Stock Purchase Agreement, which is incorporated by reference herein, shall remain unmodified and shall continue in full force and effect, and the Purchaser hereby ratifies and confirms all of its obligations and covenants thereunder.

          8. This Amendment may be signed in any number of counterparts, each of which shall be an original, and all of which taken together shall constitute a single agreement.

          9. This Amendment shall be construed in accordance with and governed by the substantive laws of the State of New Jersey without reference to conflict of laws principles.

          IN  WITNESS   WHEREOF,   the   parties,   by  their  duly   authorized
representatives, have executed this Amendment as of the date first above written.



                                             /s/Donald F. Conway
                                             DONALD F. CONWAY, TRUSTEE
                                             For the Bankruptcy Estate of
                                             Robert E. Brennan, Debtor

                                             /s/Michael F. Lombardi
                                             Michael F. Lombardi

                                             /s/Robert M. Lombardi
                                             Robert M. Lombardi

                                             /s/Joseph S. Lombardi
                                             Joseph S. Lombardi

                                             /s/Anthony M. Lombardi
                                             Anthony M. Lombardi

                                             /s/Joseph A. Lombardi
                                             Joseph A. Lombardi

                                             /s/Stephen F. Lombardi
                                             Stephen F. Lombardi

                                    Exhibit C


                             JOINT FILING AGREEMENT


          The undersigned agree that this Amendment No. 4 to Schedule 13D filed herewith relating to the shares of common stock of Chefs International, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  May 24, 1999

                                                 /s/Michael F. Lombardi
                                                 Michael F. Lombardi


                                                 LOMBARDI & LOMBARDI, P.A.
                                                 DEFINED BENEFITS PLAN DATED
                                                 JUNE 28, 1984

                                                    By: /s/Michael F. Lombardi
                                                        Michael F. Lombardi,
                                                        Trustee


                                                 LOMBARDI & LOMBARDI, P.A.

                                                     By: /s/Michael F. Lombardi
                                                          Michael F. Lombardi,
                                                          President


                                                 DECEMBER '95 INVESTMENT CLUB

                                                      By: /s/Michael F. Lombardi
                                                          Michael F. Lombardi,
                                                          Secretary


                                                 /s/Robert M. Lombardi
                                                 Robert M. Lombardi


                                                 /s/Joseph S. Lombardi
                                                 Joseph S. Lombardi


                                                 /s/Anthony M. Lombardi
                                                 Anthony M. Lombardi


                                                 /s/Joseph A. Lombardi
                                                 Joseph A. Lombardi


                                                 /s/Stephen F. Lombardi
                                                 Stephen F. Lombardi

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                  May 28, 1999


                                                  /s/Michael F. Lombardi
                                                  Michael F. Lombardi


                                                  LOMBARDI & LOMBARDI, P.A.
                                                  DEFINED BENEFITS PLAN DATED
                                                  JUNE 28, 1984

                                                      By: /s/Michael F. Lombardi
                                                           Michael F. Lombardi,
                                                           Trustee


                                                  LOMBARDI & LOMBARDI, P.A.

                                                      By: /s/Michael F. Lombardi
                                                           Michael F. Lombardi,
                                                           President


                                                  DECEMBER '95 INVESTMENT CLUB

                                                      By: /s/Michael F. Lombardi
                                                           Michael F. Lombardi,
                                                           Secretary


                                                  /s/Robert M. Lombardi
                                                  Robert M. Lombardi


                                                  /s/Joseph S. Lombardi
                                                  Joseph S. Lombardi


                                                  /s/Anthony M. Lombardi
                                                  Anthony M. Lombardi


                                                  /s/Joseph A. Lombardi
                                                  Joseph A. Lombardi

                                                  /s/Stephen F. Lombardi
                                                  Stephen F. Lombardi



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).